UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September, 2024
Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel
(Address of principal executive office)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel

PROXY STATEMENT
______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 31, 2024

We invite you to attend the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. (“Check Point” or the “Company”).  The meeting will be held on October 31, 2024 at 5:00 P.M. (Israel time), and thereafter as it may be adjourned or postponed from time to time, at Check Point’s principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

We are sending you this Proxy Statement because you hold Check Point ordinary shares.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to increase the size of the Board of Directors to ten members in accordance with our Articles of Association;

(2)	to elect seven directors – we are proposing to reelect our six current non-outside directors, and to elect our newly appointed Chief Executive Officer as a new director;

(3)
to elect two outside directors – the three-year term of two of our current outside directors will expire at the meeting, and we are proposing to reelect one of our outside directors and elect a new outside director;

(4)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the fiscal year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2023 consolidated financial statements;

(5)	as required by Israeli law, to approve the compensation for our newly appointed Chief Executive Officer;

(6)	as required by Israeli law, to approve the compensation for the new Executive Chair of our Board of Directors; and

(7)	as required by Israeli law, to approve the compensation for the new Lead Independent Director.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by October 31, 2024 at 6:59 A.M. (Israel time), which is October 30, 2024 at 11:59 P.M. (Eastern daylight time).  By signing and returning the proxy card you are confirming that you are not a “controlling shareholder” and do not have a “personal interest” in any proposed resolution, unless you specifically deliver to us a notice in writing stating otherwise, no later than October 31, 2024 at 6:59 A.M. (Israel time), which is October 30, 2024 at 11:59 P.M. (Eastern daylight time), to the attention of Check Point’s General Counsel, at our registered office in Israel, 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on September 18, 2024 (the “Record Date”).  You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee that was one of our shareholders of record at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.  We will commence mailing copies of this Proxy Statement and the proxy cards to our shareholders of record on the Record Date on or about September 25, 2024, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services.  We will bear the cost of external solicitors and of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of banks, brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

Required Vote and Quorum

On September 18, 2024, we had outstanding 109,982,509 ordinary shares.  Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of the proposals in Items 3, 5 and 6.  In order for each of these proposals to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for Items 3, 5 and 6 are deemed to confirm to Check Point that such shareholder does not have a personal interest in such items and is not a controlling shareholder, unless such shareholder had delivered to us a notice in writing stating otherwise, no later than October 31, 2024 at 6:59 A.M. (Israel time), which is October 30, 2024 at 11:59 P.M. (Eastern daylight time), to the attention of Check Point’s General Counsel, at our registered office in Israel, 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold ordinary shares representing more than 50% of the voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one week, to the same day, time and place, or to a day, time and place proposed by the Chairman of our Board of Directors with the consent of the majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of ordinary shares they hold or represent.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals to be presented at the meeting).

If a shareholder holds ordinary shares through a bank or broker it is critical for that holder to cast a vote if that holder wants its shares to count.  Please note that a shareholder’s bank or broker can no longer vote uninstructed shares in the election of directors on a discretionary basis.  Thus, if a shareholder holds ordinary shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder’s behalf except with respect to the proposal in Item 4 below.  The shareholder’s bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment and compensation of Check Point’s independent registered public accounting firm (Item 4 of this Proxy Statement).

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 7 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE COMPENSATION

The following table shows information as of September 18, 2024 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group.  The information in the table below is based on 109,982,509 ordinary shares outstanding as of September 18, 2024.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Number of options/RSUs/PSUs (3)	Exercise prices of options	Dates of expiration of options
Gil Shwed (4)	28,797,215	25.3%	3,920,000	$114.23 - $131.96	8/19/2025 – 8/2/2030
All directors and officers as a group (13 persons including Mr. Shwed)(4)	29,569,755	25.8%	4,563,751	$91.78 - $136.26	8/19/2025 – 10/31/2030

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after September 18, 2024, and restricted share units and performance share units that vest within 60 days after September 18, 2024.

(2)
If a shareholder has the right to acquire shares by exercising stock options or the vesting of restricted share units or performance share units, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)
Number of shares subject to stock options that were immediately exercisable or are exercisable within 60 days from September 18, 2024, and restricted share units and performance share units that vest within 60 days after September 18, 2024.

(4)
The address for Mr. Shwed is c/o Check Point Software Technologies Ltd., 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.  Except as may be provided by applicable community property laws, Mr. Shwed has sole voting and investment power with respect to his ordinary shares. The share amount and holding percentage include unexercised stock options. Without such unexercised stock options, the 24,877,215 issued ordinary shares held by Gil Shwed represented 22.6% of the outstanding ordinary shares and voting rights as of September 18, 2024.

The annual compensation earned during 2023 by our five most highly-compensated executive officers in Israel is outlined in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on April 2, 2024, a copy of which is available on our website at www.checkpoint.com.

ITEM 1 – INCREASE THE SIZE OF THE BOARD OF DIRECTORS TO TEN MEMBERS

On July 24, 2024, we announced the appointment of Nadav Zafrir as Check Point’s new Chief Executive Officer.  Mr. Zafrir is scheduled to assume the CEO role in December 2024, and upon his appointment, Gil Shwed, our founder and current Chief Executive Officer, will become Executive Chair of the Board of Directors (“Executive Chair”).

In connection with the leadership transition, the size of our Board of Directors will increase from nine members to ten members, and subject to the approval by the shareholders at the meeting, as provided in more detail in Items 2 and 3 of the Proxy Statement, our new Board of Directors will consist of the following:

Executive Chair:

-	Gil Shwed (the appointment shall become effective upon Nadav Zafrir assuming the CEO role).

Lead Independent Director:

-	Yoav Chelouche

Independent Directors:

-	Yoav Chelouche, Dafna Gruber (new nominee), Tzipi Ozer-Armon, Ray Rothrock, Dr. Tal Shavit, Jill Smith, Jerry Ungerman and Shai Weiss.

o
Outside Directors: The independent directors Yoav Chelouche, Dafna Gruber and Ray Rothrock will also serve as Check Point’s outside directors in accordance with the requirements of Israel’s Companies Law.

Executive Directors:

-	Gil Shwed and Nadav Zafrir (new nominee - Mr. Zafrir’s appointment to the Board will become effective when he joins Check Point, which is expected December 1, 2024).

Board Committee Composition:

All members of our Board of Directors’ Audit Committee, Compensation Committee and Nominating, Sustainability and Corporate Governance Committee will be independent directors under the applicable Nasdaq regulations and Israel’s Companies Law.  The composition of our Board committees will be as follows:

Audit Committee:

-	Yoav Chelouche (Chair), Dafna Gruber (new member), Tzipi Ozer-Armon and Ray Rothrock.

Compensation Committee:

-	Ray Rothrock (Chair), Yoav Chelouche, Dafna Gruber (new member) and Tzipi Ozer-Armon.

Nominating, Sustainability and Corporate Governance Committee:

-	Shai Weiss (Chair), Dr. Tal Shavit and Jill Smith.

Board Diversity Matrix

Following is an updated Board Diversity Matrix to give effect to the new proposed Board composition:

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number Directors	10
Gender Identity	Male	6
	Female	4
	Undisclosed	0
Ethnicity	White	10
	Undisclosed	0
Orientation	LGBTQ+	0
	Undisclosed	0
Other Disclosures	Disclosed Disability	1

Size of Board of Directors

In accordance with our Articles of Association, the Board of Directors shall consist of such number of directors (not less than 6 nor more than 12) as may be fixed, from time to time, by the Company’s shareholders.

 Our Board of Directors currently consists of nine members, and following the Board transition, the Board of Directors will consist of ten members.

After taking into account the leadership transition and the proposed changes, the Nominating, Sustainability and Corporate Governance Committee of our Board of Directors has recommended to increase the size of the Board of Directors to ten members, which recommendation was approved by the Board.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, to increase the size of our Board of Directors to ten members in accordance with our Articles of Association.

Vote Required

See “Required Vote and Quorum” above.

ITEM 2 – ELECTION OF DIRECTORS (OTHER THAN OUTSIDE DIRECTORS)

Our Board of Directors currently consists of nine directors: Gil Shwed, Yoav Z. Chelouche, Guy Gecht, Tzipi Ozer-Armon, Ray Rothrock, Dr. Tal Shavit, Jill Smith, Jerry Ungerman and Shai Weiss.  Three of these directors, Yoav Z. Chelouche, Guy Gecht and Ray Rothrock, are our “outside directors” under Israel’s Companies Law.  Guy Gecht, our Lead Independent Director and outside director since 2006, has elected not to stand for reelection at the meeting.

You are being asked at this time to reelect six of our current directors who are not outside directors: Gil Shwed, Tzipi Ozer-Armon, Dr. Tal Shavit, Jill Smith, Jerry Ungerman and Shai Weiss, and to elect Nadav Zafrir, our newly appointed Chief Executive Officer, as a director. Mr. Zafrir’s appointment as a director will become effective after he joins Check Point, as described in Item 1 above.

Separately, as provided in Item 3 below, you are being asked to reelect our outside director Yoav Z. Chelouche for an additional three-year term, and to elect Dafna Gruber as a new outside director to replace Guy Gecht.  The term of office of our third outside director, Ray Rothrock, expires in 2026, and he is not standing for reelection at the meeting.

Subject to his reelection, Mr. Chelouche will replace Mr. Gecht and assume the role of Lead Independent Director.

If all nominees for election to our Board of Directors are elected, the Board shall consist of ten directors, including the three outside directors, as described in Item 1 above.

Our Board of Directors has determined that each current member of our Board of Directors and new nominees, with the exception of Gil Shwed and Nadav Zafrir, is an independent director under the applicable Nasdaq regulations and Israel’s Companies Law, including all members of our Board of Directors’ Audit Committee, Compensation Committee and Nominating, Sustainability and Corporate Governance Committee.

In accordance with Israel’s Companies Law, each member of our Board of Directors, as well as each new director nominee, has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of Check Point, taking into account the size and special needs of Check Point.

During the past year, all of our directors attended more than 75% of our Board of Directors meetings and more than 75% of the meetings of each of the committees of our Board of Directors on which they serve.

Nominees for Director

The Nominating, Sustainability and Corporate Governance Committee of our Board of Directors, which consists of Shai Weiss (Chairman), Jill Smith and Dr. Tal Shavit, recommended that:

-	the seven nominees be elected to our Board of Directors at the meeting;

-	Mr. Shwed be appointed Executive Chair of the Board upon Mr. Zafrir assuming the CEO role in December 2024; and

-	Mr. Chelouche assume the role of Lead Independent Director.

Our Board of Directors approved these recommendation.  Each director who is elected at the meeting (other than the outside directors) will serve until next year’s annual general meeting of shareholders.

Biographical information concerning all director nominees is set forth below:

Gil Shwed is the founder, Chief Executive Officer and Director. Mr. Shwed served as Chairman of our board of directors until September 2015. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security. He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools. In 2018, Gil was awarded the prestigious Israel Prize for his contributions to the Israeli technology industry.

Nadav Zafrir is our newly appointed Chief Executive Officer, which appointment will be effective in December 2024. Bringing thirty years of experience in management, leadership, and technology innovation, Mr. Zafrir has been the co-founder and Managing Partner of Team8, a global venture group that builds and backs technology companies at the intersection of artificial intelligence, cybersecurity, data, fin-tech, enterprise software, and infrastructure, since 2014. Prior to founding Team8, Nadav spent 20 years in the Israel Defense Forces. He served as Commander of Unit 8200, Israel’s elite military technology unit, where he established the Israel Defense Forces Cyber Command. Mr. Zafrir is the Chairperson of the Board of Directors SolarEdge Technologies, Inc. He holds an LLB from the Interdisciplinary Center Herzliya (IDC) and an Executive MBA from the Kellogg - Recanati program of the Kellogg Graduate School of Business at Northwestern University in Chicago and the Recanati School of Business at Tel Aviv University.

Tzipi Ozer-Armon has served on our board of directors since 2023. Ms. Ozer- Armon serves as the Chief Executive Officer of Lumenis Ltd. since May 2012. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk Corporation. Previously, Ms. Ozer-Armon also served as VP & General Manager of MSystems Ltd. Ms. Ozer-Armon is a director of Strauss Group Ltd. and ICL Group Ltd. Ms. Ozer-Armon holds a B.A. magna cum laude in Economics and an M.B.A. degree majoring in Finance and Marketing from Tel Aviv University and she is an AMP graduate of the Harvard Business School.

Dr. Tal Shavit Shenhav has served on our board of directors since 2000. Dr. Shavit Shenhav is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes the definition of organizational culture as the engine of such company’s activities. She consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

Jill D. Smith has served on our board of directors since 2023. Ms. Smith brings more than 25 years of international leadership experience, including 17 years as chief executive officer of private and public companies in the technology and information services markets. Ms. Smith previously served as the President and Chief Executive Officer of Allied Minds, an IP commercialization company, from March 2017 through June 2019, and prior to that she served as Chairman, Chief Executive Officer and President of DigitalGlobe Inc., a global provider of satellite imagery products and services. Ms. Smith started her career as a consultant at Bain & Company, where she rose to become Partner. She subsequently joined Sara Lee as Vice President, and went on to serve as President and Chief Executive Officer of eDial, a VoIP collaboration company, and of SRDS, a business-to-business publishing firm. She also served as Chief Operating Officer of Micron Electronics, and co-founded Treacy & Company, a consulting and boutique investment business. Ms. Smith currently serves as a director of R1 RCM Inc. and MDA Space.

Jerry Ungerman serves as the chairman of the board of directors since 2020, after serving as Vice Chairman of our board of directors from 2005 until August 2020. From 2001 to 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated extensive experience in high-tech sales, marketing and management experience at Hitachi Data Systems (HDS), a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp. (IBM), a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.

Shai Weiss has served on our board of directors since 2018. Mr. Weiss is the Chief Executive Officer of Virgin Atlantic, one of the most innovative airlines in the world. Mr. Weiss joined Virgin Atlantic as Executive Vice President and Chief Financial Officer in July 2014 from Virgin Management Ltd, where he had been an Investment Partner since 2012 and was a Founding Partner of Virgin Green Fund. Prior to joining Virgin Group, he held several senior management positions at ntl:Telewest (now Virgin Media), the UK and Europe’s largest cable operator. Mr. Weiss was part of the turn-around of ntl with roles including Managing Director of Consumer Products, Director of Operations, and Director of Financial Planning for the Consumer division. Mr. Weiss was also behind the merger between Virgin Mobile UK and ntl:Telewest and the re-brand to Virgin Media. Prior to ntl, Mr. Weiss established the European office of early-stage technology venture fund JVP and was a senior associate with Morgan Stanley. He holds an M.B.A. degree from Columbia University and a BBA degree from City University of New York, Baruch College.

We do not know of any reason that any of the individuals proposed for election as directors would not be able to serve.

Proposal

We are proposing to adopt the following resolutions:

RESOLVED, that the reelection of Gil Shwed to the Board of Directors of Check Point until the 2025 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the election of Nadav Zafrir to the Board of Directors of Check Point (effective upon Mr. Zafrir joining Check Point) until the 2025 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Tzipi Ozer-Armon to the Board of Directors of Check Point until the 2025 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Dr. Tal Shavit to the Board of Directors of Check Point until the 2025 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Jill D. Smith to the Board of Directors of Check Point until the 2025 annual general meeting of shareholders be, and it hereby is, approved;

FURTHER RESOLVED, that the reelection of Jerry Ungerman to the Board of Directors of Check Point until the 2025 annual general meeting of shareholders be, and it hereby is, approved; and

FURTHER RESOLVED, that the reelection of Shai Weiss to the Board of Directors of Check Point until the 2025 annual general meeting of shareholders be, and it hereby is, approved.

Vote Required

See “Required Vote and Quorum” above.

ITEM 3 – ELECTION OF OUTSIDE DIRECTORS

In accordance with Israel’s Companies Law and the relevant regulations, we must have at least two outside directors who meet the Israeli statutory requirements of independence.  Under Israel’s Companies Law, an outside director serves for a term of three years, which may be extended for additional three-year terms.  Further, an outside director can be removed from office only under very limited circumstances.

In addition, under Israel’s Companies Law, all of the outside directors must serve on our Audit Committee and Compensation Committee (including one outside director serving as the chair of our Audit Committee and our Compensation Committee), and at least one outside director must serve on each committee of our Board of Directors that is delegated Board authority.  Under certain circumstances, we may elect in the future to exempt ourselves from these statutory requirements pursuant to Israeli regulations.

 As noted above, Yoav Z. Chelouche, Guy Gecht and Ray Rothrock are our outside directors under Israel’s Companies Law.  The current terms of office of Messrs. Chelouche and Gecht expire in 2024. Mr. Chelouche is standing for reelection at the meeting, while Mr. Gecht, our Lead Independent Director and outside director since 2006, has elected not to stand for reelection at the meeting.  The term of office of Mr. Rothrock expires in 2026, and he is not standing for reelection at the meeting.

The Nominating, Sustainability and Corporate Governance Committee of our Board of Directors recommended to nominate Mr. Chelouche for reelection and to nominate Ms. Dafna Gruber as an outside director to replace Mr. Gecht.  As described below in her biographical information, Ms. Gruber has extensive experience as a senior executive, board member and audit committee chair of several Nasdaq-listed global companies.

Biographical information concerning the two outside director nominees, as well as Mr. Rothrock, who is not standing for reelection at the meeting, is set forth below.

Yoav Z. Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. He serves on boards of directors of certain Aviv companies. Prior to joining Aviv Venture Capital, Mr. Chelouche served as a President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He was also a board member and until 2015 co-Chairman of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high-tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche is a board member of Tower Semiconductor Ltd., Malam Team Ltd., and until February 2024 served as an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche earned B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Dafna Gruber serves as a Chief Financial Officer of Netafim Ltd., a private company, and prior to that as chief financial officer in various companies including Aqua security Ltd. and Clal Industries Ltd. From 2007 to 2015, Ms. Gruber served as the Chief Financial Officer of NICE Ltd., a public company traded on Nasdaq and TASE. responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as Chief Financial Officer. Ms. Gruber currently serves as an Independent or External Director at ICL Group Ltd. and Cellebrite DI Ltd. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv.

Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000 and as a director under Roku, Inc. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman of RedSeal, Inc., a cybersecurity analytics company. Mr. Rothrock served as the Chief Executive Officer of RedSeal, Inc. from February 2014 until May 2020. Mr. Rothrock is a director of Nasdaq-listed Roku, Inc, NYSE-listed Centrus Energy Corp., and a number of private companies. Mr. Rothrock is a member of the Massachusetts Institute of Technology Corporation, and a Trustee of the Aerospace Corporation. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

Nominees for Outside Directors

The Nominating, Sustainability and Corporate Governance Committee of our Board of Directors recommended that each of Mr. Chelouche and Ms. Gruber be elected as an outside director at the meeting for a three three-year term, and has found that each of Mr. Chelouche and Ms. Gruber has all necessary qualifications required under Israel’s Companies Law to be considered an “outside director” and to be considered an “independent director” pursuant to the rules of Nasdaq, and has determined that, in light of Mr. Chelouche’s expertise and prior contribution to our Board of Directors and Board committees, his reelection as an outside director for an additional three-year term would be in Check Point’s best interest.  Our Board of Directors approved this recommendation.  If elected at the meeting, each of Mr. Chelouche and Ms. Gruber would serve for a three-year term.

Proposal

We are proposing to adopt the following resolutions:

RESOLVED, that the reelection of Yoav Z. Chelouche to the Board of Directors of Check Point to serve as an outside director for an additional three-year term be, and it hereby is, approved.

FURTHER RESOLVED, that the election of Dafna Gruber to the Board of Directors of Check Point to serve as an outside director for a three-year term be, and it hereby is, approved.

Vote Required

See “Required Vote and Quorum” above.

ITEM 4 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;
REVIEW AND DISCUSSION OF OUR 2023 CONSOLIDATED
FINANCIAL STATEMENTS

Our Board of Directors has appointed Kost, Forer, Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent registered public accounting firm for 2024.  Kost, Forer, Gabbay & Kasierer have audited our books and accounts since we were incorporated.

Representatives of Kost, Forer, Gabbay & Kasierer will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2023 consolidated financial statements, and questions regarding the financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2023, including our 2023 audited consolidated financial statements, is available on our website at www.checkpoint.com.  To have a printed copy mailed to you, please contact our Investor Relations department at Check Point Software Technologies, Inc., 959 Skyway Road, Suite 300, San Carlos, CA 94070 U.S.A., Attention: Investor Relations; Telephone: 650-628-2000, email: ir@checkpoint.com.

As set forth in Item 16C of our Annual Report on Form 20-F for the year ended December 31, 2023, the following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global, and other members of EY Global during the year ended December 31, 2023 (in millions):

	Year ended December 31, 2023
Audit fees (1)	$0.8	66%
Audit-related fees (2)	0.1	10%
Tax fees (3)	0.3	24%
All other fees	--	--
Total	$1.2	100%
_______________________

(1)
“Audit fees” are fees for audit services for 2023, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	“Audit-related fees” are fees for professional services related to information systems audits.

(3)
Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Proposal

We are proposing to adopt the following resolution:

RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Check Point’s independent registered public accounting firm for the fiscal year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders, be, and it hereby is, ratified, and the Board of Directors of Check Point (or, the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of their services.

Vote Required

See “Required Vote and Quorum” above.

ITEM 5 – PROPOSAL TO APPROVE COMPENSATION FOR OUR NEW CHIEF
EXECUTIVE OFFICER
Background

Our shareholders are being asked to approve a binding proposal pertaining to the terms of compensation for our newly appointed Chief Executive Officer, Nadav Zafrir, as detailed below (the “CEO Compensation Package”).

On July 24, 2024, we announced the appointment of Mr. Zafrir as Check Point’s new Chief Executive Officer.  Mr. Zafrir is scheduled to assume the CEO role in December 2024.

Mr. Zafrir has been a key leader in the global cyber security ecosystem for over a decade.  Having lived in New York and Tel Aviv, he is one of the most respected figures within the global CISO community.  He established and led multiple cyber security companies and partnered with the world’s largest security vendors.

Mr. Zafrir has been the co-founder and Managing Partner of Team8, a global venture group that builds and backs technology companies at the intersection of artificial intelligence, cybersecurity, data, fin-tech, enterprise software, and infrastructure since 2014. Prior to founding Team8, Nadav spent 20 years in the Israel Defense Forces. He served as Commander of Unit 8200, Israel’s elite military technology unit, where he established the Israel Defense Forces Cyber Command. Further details on Mr. Zafrir’s background are set forth in Item 2 above.

Approval Requirements Under Israeli Law

Under Israel’s Companies Law, any Israeli public company that seeks to approve terms of compensation of a chief executive officer, is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

 In connection with Mr. Zafrir’s appointment, our Compensation Committee and Board of Directors, respectively, approved on July 23, 2024, the CEO Compensation Package.  Consistent with Israeli law, each of the components of the CEO Compensation Package, including the terms of the CEO equity awards, conform with Check Point’s Executive Compensation Policy.

Our shareholders are being asked to approve the CEO Compensation Package.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies, other than in special circumstances prescribed by Israel’s Companies Law. If this proposal is not approved by the affirmative vote of our shareholders as described below, Check Point will not be authorized to provide any compensation to its incoming Chief Executive Officer.

Executive Compensation Methodology

As stated in Check Point’s Executive Compensation Policy, which applies to our Chief Executive Officer as well as to our other executives, our Compensation Committee and our Board of Directors believe that strong, effective leadership is fundamental to Check Point’s continued growth and success in the future.

In support of this goal, Check Point’s executive compensation practices are designed to follow Check Point’s executive compensation methodology and meet the following objectives:

•	ensure that the interests of the executives are closely aligned with the interests of Check Point’s shareholders and oriented towards long-term value creation;

•	emphasize equity compensation and long-term incentives so that executives have an interest in Check Point’s sustained growth and success;

•	motivate the executives to achieve results with integrity and fairness;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short and long-term, and recognizes Check Point’s company values; and

•	balance cash- and equity-based rewards for short-term and long-term results, with an emphasis on variable, performance-based equity compensation to ensure sustained business performance over time.

Independent Compensation Advisor

 The Compensation Committee directly engaged the services of Compensia, a leading global provider of consulting services relating to human capital and compensation, to ensure that Check Point’s compensation practices are aligned with, and competitive relative to, market practices.  Compensia reported directly to the Compensation Committee and the Compensation Committee determined Compensia to be independent.

Compensia provided input on a range of external market factors, including appropriate comparison companies for assessing our competitive market position and comparable executive compensation arrangements, including an analysis of Check Point’s executive compensation arrangements relative to that of companies within our peer group.

Peer Group

Our peer group is reviewed and re-assessed periodically by our Compensation Committee with the assistance of Compensia, which is made up of between 15 to 20 companies, that are comparable to Check Point on a range of criteria, including industry (mainly software and IT services), market capitalization, revenue and/or profitability, while taking into account Check Point’s unique position in the industry, being a company that maintains significant high-margin profits and generates significant cash-flow year after year.

The peer group that was in effect when the CEO Compensation Package was reviewed by Compensia, which consists of 17 companies, are listed below:

Ansys Inc.	Autodesk Inc.	Cadence Design Systems Inc.
CrowdStrike Holdings, Inc.	Dropbox Inc.	Fortinet Inc.
Gen Digital Inc.	Juniper Networks Inc.	NICE Ltd.
Palo Alto Networks Inc.	PTC Inc.	ServiceNow Inc.
SS&C Technologies Holdings Inc.	Synopsys Inc.	Trend Micro Inc.
Tyler Technologies Inc.	Ziff Davis, Inc.

In its decision-making, the Compensation Committee considered CEO compensation levels of the peer group, CEO compensation levels of Israeli-based companies traded on Nasdaq and the NYSE, and market data for CEO new hire award levels. The Compensation Committee determined based upon its review that the proposed CEO Compensation Package was reasonable relative to peer annual CEO compensation levels and modest relative to new hire award market practices. The Compensation Committee determined that the proposed CEO Compensation Package links Mr. Zafrir’s compensation to the creation of shareholder value and aligns his compensation with shareholder interests and long-term company value.

Historical CEO Compensation

The following table presents summary information regarding the compensation paid to, or earned by, Check Point’s current CEO, Mr. Shwed, in each of the three years ended December 31, 2023, 2022 and 2021, and the annual CEO Compensation Package that is proposed to be paid to, or earned by, Mr. Zafrir:

Name	Year	Annual Salary(2)	RSU Awards ($)(3)	PSU Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation	Total
Nadav Zafrir (incoming CEO)	(1)	$384,000	$4,400,000	$4,000,000	$6,000,000	$400,000	$90,938	$15,274,938
Gil Shwed (current CEO)	2023	$17,612	-	-	$22,273,450	-	$8,564	$22,299,626
	2022	$18,068	-	-	$18,405,350	-	$8,990	$18,432,408
	2021	$19,503	-	-	$14,859,050	-	$17,823	$14,896,376

(1) The calculation is based on the proposed CEO Compensation Package.

(2) The salary and other compensation presented in the table were paid in NIS and were converted into US$ based on the NIS/US$ exchange rate at the end of the applicable year. In the case of the proposed CEO Compensation Package, the amounts are estimated and converted based on an assumed NIS/US$ exchange rate of U$1:NIS 3.75.

(3) Reflects 100% of the expense recorded on the award grant (disregarding the number of years the expense will be recorded in the Company’s financial statements, and disregarding, in the case of Mr. Shwed, expenses recorded in the applicable year for awards granted in previous years).

(4) Reflects 100% on-target achievement (without over-achievement).

CEO Compensation Package – Summary of Key Terms

•	Cash Compensation. The CEO’s cash compensation package is comprised of an annual salary of NIS 1.44 million (~$384,000) and an annual cash target bonus of NIS 1.5 million (~$400k).

o
The annual cash bonus targets shall be set annually by the Compensation Committee and the Board in line with Check Point’s Executive Compensation Policy and the performance targets specified in the policy. The maximum bonus can reach up to 200% of the annual base salary.

•
Equity Compensation. The CEO’s equity compensation package is comprised of (i) an RSU award of $4.4 million to be vested in four annual installments, with $1.4 million vesting after the first year and $1 million vesting in each of the remaining three years, (ii) a PSU award of $4 million that is subject to achievement of a bookings growth performance criteria set by the Compensation Committee (over a period of four years), and (iii) a stock option award to be vested in four annual installments, with a Black-Scholes-Merton value of $6 million calculated on the date of grant.

o
The equity awards will be granted to Mr. Zafrir on his first day of employment (expected December 1, 2024), calculated based on the closing price of Check Point’s ordinary shares on Nasdaq on such date. The exercise price of the stock options will equal the closing share price on Nasdaq on the date of grant.

o
Special terms: In the event Check Point initiates a termination of the CEO’s employment in his first 24 months (other than for cause), then 50% of his unvested RSUs and stock options will vest at the end of his employment. In case of death or permanent disability, 100% of the CEO’s unvested equity awards will vest immediately with any applicable performance conditions deemed to be achieved at target.

Recommendation

Our Compensation Committee and our Board of Directors believe that it is in the best interest of our shareholders and Check Point to approve the CEO Compensation Package for Mr. Zafrir, the newly appointed Chief Executive Officer, and recommend that the shareholders approve the CEO Compensation Package.

Proposal

           We are proposing to adopt the following resolution:

RESOLVED, to approve the CEO Compensation Package for Mr. Nadav Zafrir, the newly appointed Chief Executive Officer, upon the terms recommended by the Compensation Committee and approved by the Board of Directors of Check Point and set forth in Item 5 of the Proxy Statement.

Vote Required

See “Required Vote and Quorum” above.

ITEM 6 – PROPOSAL TO APPROVE COMPENSATION FOR THE NEW EXECUTIVE
CHAIR OF THE BOARD OF DIRECTORS

Background

As described in Items 1 and 5 above, on July 24, 2024, we announced the appointment of Nadav Zafrir as Check Point’s new Chief Executive Officer.

Mr. Zafrir is scheduled to assume the CEO role in December 2024, and upon his appointment, Gil Shwed, our founder and current Chief Executive Officer, will become Executive Chair of the Board of Directors.

In connection with his new role as Executive Chair, our shareholders are being asked to approve the grant of an option award for Mr. Gil Shwed in his new role as Executive Chair of the Board.

Mr. Shwed is the founder, Chief Executive Officer and a director of Check Point since Check Point’s inception, and his ongoing long-term active committed contributions have been key to Check Point’s sustained growth and long-term success.

Mr. Shwed is widely recognized globally as a pioneer in the global cybersecurity industry, and is considered the inventor of the modern firewall and has authored several key patents in the cybersecurity industry, such as Check Point’s Stateful Inspection technology.

In line with his prominent role as a leader of Israel’s innovative technology industry, for more than 30 years, Mr. Shwed was granted in 2018 the prestigious Israel Prize for his overall contributions to the Israeli technology industry.

Mr. Shwed’s unique prominent role in Israel has been a key factor to Check Point’s ability to continue to attract and retain leading, innovative R&D experts and software engineers who seek to work and develop under Mr. Shwed’s leadership, and to enable Check Point to preserve its record growth and profits for so many years.

Mr. Shwed has been, and will remain, important to the execution of Check Point’s long-term strategy, and, accordingly, the Nominating, Sustainability and Corporate Governance Committee and our Board has appointed Mr. Shwed to fill the role of Executive Chair of the Board after Mr. Zafrir assumes the role of Chief Executive Officer.

Mr. Shwed plans to continue to be actively involved in Check Point − helping to shape the Chief Executive Officer and leadership transition and Check Point’s strategic future.

Roles and Responsibilities of the Executive Chair

The key responsibilities of Mr. Shwed as Executive Chair are stated below:

•	advise during the leadership transition and provide ongoing mentorship and support to the CEO and other senior executives;

•	provide high-level strategic direction and guidance to ensure the Company’s long-term goals align with its mission and vision;

•	support the Company’s technology and R&D activities;

•	provide oversight over the Company’s operations;

•
counsel across a wide range of issues facing the business, including corporate strategy, strategic customer and partner relationships, corporate development, market landscape, growth opportunities, and industry developments;

•	support the hiring and retention of key executives, and play a key role in identifying and developing future leaders within the organization to ensure continuity;

•	represent the Company at major industry events, conferences, and public speaking engagements to enhance the Company’s profile and reputation;

•	be available to shareholders and other key stakeholders for consultation and direct communication, and engage with them on key matters;

•	chair meetings of the Board and facilitate discussions to ensure effective decision-making and governance;

•	meet regularly with the Lead Independent Director and act as a liaison between the Board and management, ensuring clear communication and alignment;

•	preside over annual and special meetings of shareholders;

•
consult with the Nominating, Sustainability and Corporate Governance Committee on candidates for nomination or appointment to the Board and ensure that appropriate committee structure and composition is in place to effectively implement corporate objectives set out by the Board; and

•	provide additional services required by the Board.

Approval Requirements under Israeli Law

Israel’s Companies Law provides that the compensation of our directors, including an Executive Chair, requires the approval of the Compensation Committee, our Board of Directors and our shareholders.  This includes cash compensation as well as compensation in the form of equity awards. Accordingly, the proposed option grant to Mr. Shwed for his role as Executive Chair of the Board, which was approved and recommended by our Compensation Committee and our Board of Directors, also requires shareholder approval at the meeting.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies. If this proposal is not approved by the affirmative vote of our shareholders as described below, Check Point will not be authorized to provide any compensation to Mr. Shwed for his role as Executive Chair, and Mr. Shwed’s sole compensation will equal the statutory minimum wage in Israel (approximately $1,500 per month).

Executive Chair Option Award

As stated in Item 5 above under “Executive Compensation Methodology”, our Compensation Committee and our Board of Directors believe that strong, effective leadership is fundamental to Check Point’s continued growth and success in the future.

In reviewing and setting compensation for Mr. Shwed for the role of Executive Chair, the Compensation Committee considered the scope of Mr. Shwed’s responsibilities as Executive Chair, his expected continued contributions to shaping our strategy and his critical role in ensuring a smooth leadership transition.  The Compensation Committee also consulted with Compensia and reviewed Check Point’s peer group data, as outlined in Item 5 above.

The Committee’s review of market data (representing the 25th to 75th percentiles), as presented by Compensia, found compensation for Executive Chair roles typically ranges from 33% to 75% of a given company’s CEO total compensation, with the median roughly at 50% of CEO’s level.

The Compensation Committee believes that the proposed simple, straight forward long-term option award is the most effective incentive tool to compensate a long-term market leader and founder like Mr. Shwed, and to motivate him to actively work with Mr. Zafrir and other senior leaders to effectively transition Check Point’s leadership and provided his continued support as Executive Chair. The Compensation Committee believes Mr. Shwed’s role will be particularly important first year of leadership transition.

In making this determination, the Compensation Committee considered the fact that the option award is 100% aligned with Check Point shareholders’ experience and interests, as Mr. Shwed will not realize any gain or compensation if Check Point’s share price does not increase above the exercise price of the options. Further, Mr. Shwed has requested not to be paid any cash or be granted any “in-the-money” restricted shares, RSU, PSU or other full-value awards (which inherently include a guaranteed portion) as part of his compensation package.

The number of ordinary shares subject to the proposed option award (170,000) represents 34% of the ordinary shares granted to Mr. Shwed in 2021, 2022 and 2023 for his role as CEO.  In terms of value, the value of the proposed option award to the Executive Chair in the first year of leadership transition is equal to 43% of Mr. Shwed’s 2023 option award as CEO and 63% of the value of Mr. Zafrir’s incoming CEO compensation package. For information on Mr. Shwed’s CEO compensation in the years 2021-2023, and on Mr. Zafrir’s incoming CEO compensation package, please see the table in Item 5 above under the header “Historical CEO Compensation”.

Option Award

The option award will be granted on the date of the meeting, with an exercise price equal to 100% of the closing price for a Check Point ordinary share on Nasdaq on the date of grant. The options shall vest in four equal installments over four years (12, 24, 36 and 48 months from the grant date), provided Mr. Shwed is engaged by Check Point (whether as Chairman or other role designated by the Board) on the relevant vesting dates.

Based on an assumed exercise price of $190.29 (equal to the average closing price for a Check Point ordinary share on Nasdaq during the 20 trading days ending September 18, 2024), the Black-Scholes-Merton value of such option award would have been approximately $9.6 million. The expense will be recorded in our financial statements over the four-year vesting period of the option award. Mr. Shwed will only realize an economic gain from such option grant, if the share price increases and exceeds the per share exercise price, irrespective of the Black-Scholes-Merton value of the option granted.

Recommendation

Our Compensation Committee and our Board of Directors believe that it is in the best interest of our shareholders and Check Point to approve the option award grant to Mr. Shwed for his role as Executive Chair role, and recommend that the shareholders approve the proposed grant.

Proposal

           We are proposing to adopt the following resolution:

RESOLVED, that the grant to Gil Shwed of an option to purchase 170,000 ordinary shares and a per share exercise price equal to 100% of the closing price for a Check Point ordinary shares on the date of grant and upon the terms recommended by the Compensation Committee and approved by the Board of Directors of Check Point and set forth in Item 6 of the Proxy Statement, be, and it hereby is, approved.

Vote Required

See “Required Vote and Quorum” above.

ITEM 7 – PROPOSAL TO APPROVE COMPENSATION FOR THE NEW LEAD
INDEPENDENT DIRECTOR

Background

As described above, in connection with the leadership transition and Mr. Shwed’s appointment as Executive Chair of the Board, Mr. Chelouche will assume the role of Lead Independent Director.

We currently pay the Lead Independent Director an annual cash retainer of $20,000 in addition to the annual cash retainer of $40,000 paid to each of our non-executive directors. The Lead Independent Director is not entitled to any additional equity compensation beyond the equity compensation granted to our other non-executive directors.

In connection with the transition, the Compensation Committee reviewed, together with Compensia, the current compensation of the Lead Independent Director, and recommended to increase the annual cash retainer of the Lead Independent Director from $20,000 to $35,000 in order to align with the increased role of the Lead Independent Director following the leadership transition, and the fees paid by peer group companies.

Our Board of Directors subsequently approved the Compensation Committee’s recommendation, and recommended that it be adopted by our shareholders.

Proposal

           We are proposing to adopt the following resolution:

RESOLVED, to amend the compensation of the Lead Independent Director, as set forth in Item 7 of the Proxy Statement.

Vote Required

See “Required Vote and Quorum” above.

STOCK OWNERSHIP GUIDELINES FOR DIRECTORS AND EXECUTIVE OFFICERS

Pursuant to the Stock Ownership Guidelines adopted by our Compensation Committee and Board of Directors, our directors and executive officers are required to beneficially own Check Point securities in excess of the following thresholds:

-	Each non-executive director is required to beneficially own Check Point securities equal to 5X the annual non-executive director cash retainer.

-	Check Point’s Chief Executive Officer is required to beneficially own Check Point securities equal to $4.5 million.

-
Each Check Point executive officer (other the CEO) identified in Item 6A of Check Point’s Annual Report on Form 20-F is required to beneficially own Check Point securities equal to his or her annual base salary.

Each director and executive officer has a five year transition period to comply with the stock ownership guidelines.

ADDITIONAL INFORMATION

As of June 30, 2024, the number of company equity awards outstanding was 6.9% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under our equity incentive plans for outstanding awards granted under the equity incentive plans as of such date.

In connection with their review, our Compensation Committee and our Board of Directors further confirmed that, it is the intention of Check Point that the number of company equity awards outstanding shall continue in the future not to exceed 10% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the equity incentive plans for outstanding awards granted under the equity incentive plans as of such date.

SHAREHOLDER PROPOSALS FOR 2025 ANNUAL GENERAL MEETING OF
SHAREHOLDERS

Under Israel’s Companies Law, shareholders who severally or jointly hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, and provided further that in case such proposal relates to the appointment or removal of a director, the required shareholding threshold for such a request shall be at least 5% of the company’s outstanding voting rights.  To be considered for inclusion in the company’s proxy statement for our 2025 annual general meeting of shareholders pursuant to Israel’s Companies Law, shareholder proposals must be in writing and must be properly submitted to 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, Attention: Corporate Secretary, and must otherwise comply with the requirements of Israel’s Companies Law.  The written proposal must be received by Check Point not less than 90 calendar days prior to the first anniversary of the 2024 Annual General Meeting of Shareholders (i.e., no later than August 3, 2025; provided that if the date of the 2025 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2024 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2025 annual general meeting of shareholders).

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2025 will include (1) the election (or reelection) of directors; (2) the ratification of the appointment (or reappointment) of our auditors; and (3) presentation and discussion of the financial statements of Check Point for the year ended December 31, 2024 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2025 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided and that the shareholder meets the minimum holding requirements specified in Israel’s Companies Law for submitting a proposal and, if applicable, a proposal to nominate a director, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2025 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice and Announcement of General Meetings and Class Meetings in a Public Company and the Addition of an Item to the Agenda), 5760-2000, as amended.

ADDITIONAL INFORMATION

Check Point is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers.  Check Point fulfills these requirements by filing reports with the U.S. Securities and Exchange Commission.  Check Point’s filings with the Securities and Exchange Commission are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, Check Point is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that Check Point is subject to those proxy rules.

By Order of the Board of Directors. /S/ JERRY UNGERMAN JERRY UNGERMAN Chairman of the Board of Directors

Dated: September 25, 2024

CHECK POINT SOFTWARE TECHNOLOGIES LTD. ATTN: LEGAL DEPARTMENT 5 SHLOMO KAPLAN STREET TEL AVIV 6789159, ISRAEL
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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

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VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
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DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

The Board of Directors recommends you vote FOR the following proposals:			For	Against	Abstain

1.	To increase the size of the Board of Directors to ten members.		☐	☐	☐

2.	Election of Directors:

	2a.	Gil Shwed	☐	☐	☐	3.	Election of Outside Directors:		For	Against	Abstain

	2b.	Nadav Zafrir	☐	☐	☐		3a.	Yoav Z. Chelouche	☐	☐	☐

	2c.	Tzipi Ozer-Armon	☐	☐	☐		3b.	Dafna Gruber	☐	☐	☐

	2d.	Dr. Tal Shavit	☐	☐	☐	4.	To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accounting firm for 2024.		☐	☐	☐

	2e.	Jill D. Smith	☐	☐	☐

	2f.	Jerry Ungerman	☐	☐	☐
						5.	To approve the compensation for Check Point’s new Chief Executive Officer.		☐	☐	☐
	2g.	Shai Weiss	☐	☐	☐

			Yes	No		6.	To approve the compensation for Check Point’s new Executive Chair of the Board.		☐	☐	☐

Please indicate if you plan to attend this meeting.			☐	☐
						7.	To approve the compensation for the new Lead Independent Director.		☐	☐	☐

NOTE: Please sign exactly as your name or names appear(s) on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]			Date				Signature (Joint Owners)		Date

Annual General Meeting of Shareholders of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
OCTOBER 31, 2024

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

A proxy card will not be considered unless it is received by Check Point at its principal executive offices at the address that appears on the reverse side of this proxy card, or at the offices of Check Point's registrar and transfer agent, by
OCTOBER 31, 2024 at 6:59 A.M. Israel Time, which is OCTOBER 30, 2024 at 11:59 P.M. Eastern Daylight Savings Time.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

Please detach along perforated line and mail in the envelope provided

V57418-P18497

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 31, 2024

The undersigned shareholder of Check Point hereby appoints GIL SHWED and ROEI GOLAN, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of Check Point that the undersigned is entitled to vote at Check Point's Annual General Meeting of Shareholders to be held at Check Point's principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel, on Thursday, October 31, 2024, at 5:00 P.M. (Israel Time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR items 1, 2, 3, 4, 5, 6 and 7.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for Items 3, 5 and 6 is deemed to confirm to Check Point that such shareholder does not have a personal interest in such items and is not a controlling shareholder, unless such shareholder had delivered to us a notice in writing stating otherwise, no later than October 31, 2024 at 6:59 A.M.(Israel time), which is October 30, 2024 at 11:59 P.M. (Eastern daylight time), to the attention of Check Point’s General Counsel, at its registered office in Israel, 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

Continued and to be signed on reverse side

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.

/s/ Shira Yashar
Shira Yashar
VP, General Counsel

Dated: September 25, 2024